UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Flywire Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

302492103

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302492103	13G

1.	NAMES OF REPORTING PERSONS Spark Capital II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 11,948,786 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 11,948,786 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,948,786 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such securities are held of record by Spark II (as defined in Item 2(a) below). Spark II GP (as defined in Item 2(a) below) is the general partner of Spark II and may be deemed to have voting, investment and dispositive power with respect to these securities. Paul Conway, Santo Politi, Bijan Sabet and Alex Finkelstein, a member of the Issuer’s board of directors, are the managing members of Spark II GP and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 98,693,094 shares of Voting Common Stock outstanding as of November 8, 2021 as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2021, filed with the United States Securities and Exchange Commission on November 12, 2021 (the “Form 10-Q”).

CUSIP No. 302492103	13G

1.	NAMES OF REPORTING PERSONS Spark Capital Founders’ Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 78,166 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 78,166 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,166 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such securities are held of record by Spark II FF (as defined in Item 2(a) below). Spark II GP is the general partner of Spark II FF and may be deemed to have voting, investment and dispositive power with respect to these securities. Paul Conway, Santo Politi, Bijan Sabet and Alex Finkelstein, a member of the Issuer’s board of directors, are the managing members of Spark II GP and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 98,693,094 shares of Voting Common Stock outstanding as of November 8, 2021 as reported by the Issuer in the Form 10-Q.

CUSIP No. 302492103	13G

1.	NAMES OF REPORTING PERSONS Spark Management Partners II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 12,026,952 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 12,026,952 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,026,952 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such securities are held of record by Spark II and Spark II FF. Spark II GP is the general partner of each of Spark II and Spark II FF and may be deemed to have voting, investment and dispositive power with respect to these securities. Paul Conway, Santo Politi, Bijan Sabet and Alex Finkelstein, a member of the Issuer’s board of directors, are the managing members of Spark II GP and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 98,693,094 shares of Voting Common Stock outstanding as of November 8, 2021 as reported by the Issuer in the Form 10-Q.

CUSIP No. 302492103	13G

1.	NAMES OF REPORTING PERSONS Spark Capital Growth Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,036,509 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,036,509 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,036,509 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such securities are held of record by Spark Growth I (as defined in Item 2(a) below). Spark Growth I GP (as defined in Item 2(a) below) is the general partner of Spark Growth I and may be deemed to have voting, investment and dispositive power with respect to these securities. Paul Conway, Jeremy Philips, Santo Politi, and Bijan Sabet are the managing members of Spark Growth I GP and may be deemed to share voting, investment and dispositive power with respect to these securities. Alex Finkelstein, a member of the Issuer’s board of directors, holds an interest in Spark Growth I GP and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 98,693,094 shares of Voting Common Stock outstanding as of November 8, 2021 as reported by the Issuer in the Form 10-Q.

CUSIP No. 302492103	13G

1.	NAMES OF REPORTING PERSONS Spark Capital Growth Founders’ Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 10,257 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 10,257 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,257 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such securities are held of record by Spark Growth I FF (as defined in Item 2(a) below). Spark Growth I GP is the general partner of Spark Growth I FF and may be deemed to have voting, investment and dispositive power with respect to these securities. Paul Conway, Jeremy Philips, Santo Politi and Bijan Sabet are the managing members of Spark Growth I GP and may be deemed to share voting, investment and dispositive power with respect to these securities. Alex Finkelstein, a member of the Issuer’s board of directors, holds an interest in Spark Growth I GP and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 98,693,094 shares of Voting Common Stock outstanding as of November 8, 2021 as reported by the Issuer in the Form 10-Q.

CUSIP No. 302492103	13G

1.	NAMES OF REPORTING PERSONS Spark Growth Management Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,046,766 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,046,766 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,046,766 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such securities are held of record by Spark Growth I and Spark Growth I FF. Spark Growth I GP is the general partner of each of Spark Growth I and Spark Growth I FF and may be deemed to have voting, investment and dispositive power with respect to these securities. Paul Conway, Jeremy Philips, Santo Politi, and Bijan Sabet are the managing members of Spark Growth I GP and may be deemed to share voting, investment and dispositive power with respect to these securities. Alex Finkelstein, a member of the Issuer’s board of directors, holds an interest in Spark Growth I GP and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 98,693,094 shares of Voting Common Stock outstanding as of November 8, 2021 as reported by the Issuer in the Form 10-Q.

CUSIP No. 302492103	13G

1.	NAMES OF REPORTING PERSONS Spark Capital Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,938 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,938 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,938 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such securities are held of record by Spark Capital (as defined in Item 2(a) below). Jeremy Philips, Santo Politi, and Alex Finkelstein, a member of the Issuer’s board of directors, are the principal managing members of Spark Capital and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 98,693,094 shares of Voting Common Stock outstanding as of November 8, 2021 as reported by the Issuer in the Form 10-Q.

CUSIP No. 302492103	13G

1.	NAMES OF REPORTING PERSONS Alex Finkelstein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 56,983
	6.	SHARED VOTING POWER 13,078,656 (1)(2)
	7.	SOLE DISPOSITIVE POWER 56,983
	8.	SHARED DISPOSITIVE POWER 13,078,656 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,135,639 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.3% (3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes all securities held of record by Spark II, Spark II FF, Spark Growth I and Spark Growth I FF. Spark II GP is the general partner of each of Spark II and Spark II FF and may be deemed to have voting, investment and dispositive power with respect to the securities held by Spark II and Spark II FF. Mr. Finkelstein, a member of the Issuer’s board of directors, is a managing member of Spark II GP and may be deemed to share voting, investment and dispositive power with respect to these securities. Spark Growth I GP is the general partner of each of Spark Growth I and Spark Growth I FF and may be deemed to have voting, investment and dispositive power with respect to the securities held by Spark Growth I and Spark Growth I FF. Mr. Finkelstein, a member of the Issuer’s board of directors, holds an interest in Spark Growth I GP and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Includes all securities held of record by Spark Capital. Mr. Finkelstein is a principal managing member of Spark Capital and may be deemed to share voting, investment and dispositive power with respect to these securities.

(3)	Based on 98,693,094 shares of Voting Common Stock outstanding as of November 8, 2021 as reported by the Issuer in the Form 10-Q.

CUSIP No. 302492103	13G

Item 1(a).	Name of Issuer:

Flywire Corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

141 Tremont St. #10

Boston, MA 02111

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by Spark Capital II, L.P. (“Spark II”), Spark Capital Founders’ Fund II, L.P. (“Spark II FF”), Spark Management Partners II, LLC (“Spark II GP”), Spark Capital Growth Fund, L.P. (“Spark Growth I”), Spark Capital Growth Founders’ Fund, L.P. (“Spark Growth I FF”), Spark Growth Management Partners, LLC (“Spark Growth I GP”) and Spark Capital Partners, LLC (“Spark Capital” and together with Spark II, Spark II FF, Spark II GP, Spark Growth I, Spark Growth I FF and Spark Growth I GP, the “Reporting Entities”) and Alex Finkelstein. The Reporting Entities and Mr. Finkelstein are collectively referred to as the “Reporting Persons.”

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is 200 Clarendon Street, 59th Floor, Boston, MA 02116.

Item 2(c).	Citizenship:

Each of Spark II GP, Spark Growth I GP and Spark Capital is a limited liability company organized under the laws of the State of Delaware. Each of Spark II, Spark II FF, Spark Growth I and Spark Growth I FF is a limited partnership organized under the laws of the State of Delaware. Mr. Finkelstein is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Voting Common Stock, $0.0001 par value per share (“Voting Common Stock”).

Item 2(e).	CUSIP Number:

302492103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.

Spark II is the record owner of 11,948,786 shares of Voting Common Stock and Spark II FF is the record owner of 78,166 shares of Voting Common Stock (collectively, the “Spark II Shares”). As general partner of each of Spark II and Spark II FF, Spark II GP may be deemed to beneficially own those Spark II Shares held of record by Spark II and Spark II FF. Paul Conway, Santo Politi, Bijan Sabet and Alex Finkelstein, a member of the Issuer’s board of directors, are the managing members of Spark II GP and may be deemed to share voting, investment and dispositive power with respect to the Spark II Shares.

Spark Growth I is the record owner of 1,036,509 shares of Voting Common Stock and Spark Growth I FF is the record owner of 10,257 shares of Voting Common Stock (collectively, the “Spark Growth I Shares”). As general partner of each of Spark Growth I and Spark Growth I FF, Spark Growth I GP may be deemed to beneficially own the Spark Growth I Shares. Paul Conway, Jeremy Philips, Santo Politi, and Bijan Sabet are the managing members of Spark Growth I GP and may be deemed to share voting, investment and dispositive power with respect to these securities. Alex Finkelstein, a member of the Issuer’s board of directors, holds an interest in Spark Growth I GP and may be deemed to share voting, investment and dispositive power with respect to these securities.

Spark Capital is the record owner of 4,938 shares of Voting Common Stock. Jeremy Philips, Santo Politi, and Alex Finkelstein, a member of the Issuer’s board of directors, are the principal managing members of Spark Capital and may be deemed to share voting, investment and dispositive power with respect to these securities.

Mr. Finkelstein is the record owner of 56,983 shares of Voting Common Stock.

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of each of Spark II, Spark II FF, Spark Growth I and Spark Growth I FF and the limited liability company agreement of each of Spark II GP, Spark Growth I GP and Spark Capital, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not Applicable

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

CUSIP No. 302492103	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

SPARK CAPITAL II, L.P.

By:	Spark Management Partners II, LLC
Its:	General Partner

By:	/s/ Paul Conway
Paul Conway
Its:	Managing Member

SPARK CAPITAL FOUNDERS’ FUND II, L.P.

By:	Spark Management Partners II, LLC
Its:	General Partner

By:	/s/ Paul Conway
Paul Conway
Its:	Managing Member

SPARK MANAGEMENT PARTNERS II, LLC

By:	/s/ Paul Conway
Paul Conway
Its:	Managing Member

SPARK CAPITAL GROWTH FUND, L.P.

By:	Spark Growth Management Partners, LLC
Its:	General Partner

By:	/s/ Paul Conway
Paul Conway
Its:	Managing Member

SPARK CAPITAL GROWTH FOUNDERS’ FUND, L.P.

By:	Spark Growth Management Partners, LLC
Its:	General Partner

By:	/s/ Paul Conway
Paul Conway
Its:	Managing Member

SPARK GROWTH MANAGEMENT PARTNERS, LLC

By:	/s/ Paul Conway
Paul Conway
Its:	Managing Member

SPARK CAPITAL PARTNERS, LLC

By:	/s/ Paul Conway
Paul Conway
Its:	Managing Member

/s/ Alex Finkelstein
Alex Finkelstein